Exhibit (a)(5)(iii)

For Immediate Release

Maxygen, Inc. Announces Preliminary Results of

Dutch Auction Tender Offer

REDWOOD CITY, Calif., December 24, 2009 — Maxygen, Inc. (Nasdaq: MAXY), a biopharmaceutical company focused on the development of improved versions of protein drugs, today announced the preliminary results of its modified “Dutch Auction” tender offer, which expired at 5:00 p.m., New York City time, on December 23, 2009.

Based on the preliminary count by the depositary for the tender offer, Maxygen expects to accept for payment an aggregate of approximately 7,345,103 shares of its common stock at a purchase price of $5.30 per share, for a total cost of approximately $38.9 million, excluding fees and expenses related to the tender offer. The 7,345,103 shares expected to be purchased in the tender offer represent approximately 18.5% of the shares outstanding as of December 22, 2009.

The total number of shares expected to be purchased in the tender offer include the 6,557,377 shares Maxygen initially offered to purchase, as well the 787,726 additional shares Maxygen has a right to acquire (without extending the tender offer) pursuant to the terms of the tender offer.

Based on the depositary’s preliminary count, a total of approximately 9,412,398 shares were validly tendered at the minimum purchase price of $5.30 per share, including 83,901 shares that were tendered through notice of guaranteed delivery. Due to oversubscription, the number of shares the Company will purchase from each tendering stockholder will be pro-rated, but all shares purchased in the tender offer will be purchased at the same price.

Final results will be determined subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn. The actual number of shares to be purchased, the proration factor and the price per share will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase, and return of all other shares tendered and not purchased, will occur promptly thereafter.

Stockholders and investors who have questions or need information about the tender offer may contact the Information Agent for the offering, Okapi Partners LLC at (212) 297-0720 or toll-free (877) 285-5990.

About Maxygen

Maxygen is a biopharmaceutical company focused on developing improved versions of protein drugs through both internal development and external collaborations and other arrangements. Maxygen uses its proprietary DNA shuffling technology and extensive protein modification expertise to pursue the creation of biosuperior proteins. For more information, please visit www.maxygen.com.

Contact:

Okapi Partners LLC

Patrick McHugh / Bruce H. Goldfarb

(212) 297-0720

info@okapipartners.com